UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Vertex Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92534K107

(CUSIP Number)

Jennifer Straumins

c/o Calumet, Inc.

1060 N Capitol Ave, Suite 6-401

Indianapolis, IN 46204-1044

(317) 328-5660

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

_____________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92534K107	13D	Page 2 of 10 pages

1	Names of Reporting Persons Jennifer Straumins
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 226,904
	8	Shared Voting Power 0
	9	Sole Dispositive Power 226,904
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 226,904
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person IN

CUSIP No. 92534K107	13D	Page 3 of 10 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, $0.001 Par Value Per Share (the “Common Stock”), of Vertex Energy, Inc., a Nevada corporation (the “Issuer”), whose principal executive office is located at 1331 Gemini Street, Suite 250, Houston, Texas 77058.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Jennifer Straumins (the “Reporting Person”), a citizen of the United States. The business address of the Reporting Person is 1060 N Capitol Ave, Suite 6-401, Indianapolis, IN 46204-1044. The Reporting Person’s present principal occupation is serving as a director of Calumet, Inc., a publicly traded manufacturer of a diversified slate of specialty branded products and renewable fuels.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As a result of the agreements and obligations contemplated by the Restructuring Support Agreement (as defined below), the Reporting Person may be deemed to have formed a “group,” as such term is used in Regulation 13D under the Act with the other parties to the Restructuring Support Agreement. The Reporting Person disclaims any membership or participation in a “group” with such other parties to the Restructuring Support Agreement or their affiliates and further disclaims beneficial ownership of any shares of Common Stock beneficially owned by any such parties or their affiliates.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the July 2024 Warrants (as defined below) in connection with the transactions contemplated by the Loan and Security Agreement (as defined below) pursuant to which the Reporting Person used personal funds to provide an aggregate of approximately $20.0 million in term loans thereunder.

Item 4.	Purpose of Transaction.

Loan and Security Agreement

On July 24, 2024, the Reporting Person entered into Amendment No. 7 to the Loan and Security Agreement, dated April 1, 2022 (such Loan and Security Agreement as amended to date, the “Loan and Security Agreement”), with the Issuer, as guarantor, and substantially all of the Issuer’s direct and indirect subsidiaries as borrowers or guarantors, the other lenders party thereto (together with the Reporting Person, the “Lenders”), and Cantor Fitzgerald Securities, in its capacity as administrative agent and collateral agent for the Lenders (the “Agent”). Pursuant to the Loan and Security Agreement, the Reporting Person loaned the Issuer $20.0 million.

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In connection with the entry into the Amendment No. 7 to the Loan and Security Agreement, and as a required term and condition thereof, on July 26, 2024, the Issuer granted warrants (the “July 2024 Warrants”) to purchase 2,577,263 shares of Common Stock to the Lenders, or affiliates thereof. The terms of the July 2024 Warrants are set forth in a Warrant Agreement (the “Warrant Agreement”) entered into on July 24, 2024, between the Issuer and Continental Stock Transfer & Trust Company as warrant agent.

The July 2024 Warrants have a five year term, beginning on the date of the Warrant Agreement, and a $0.01 per share exercise price, and include weighted average anti-dilutive rights. Until or unless the Issuer receives shareholder approval under applicable Nasdaq listing rules for the issuance of more than 19.9% of the Issuer’s outstanding shares of common stock on July 24, 2024, pursuant to the exercise of July 2024 Warrants (the “Share Cap”), the Issuer may not issue more shares of common stock upon exercise of the July 2024 Warrants than the Share Cap, and is required to pay the Lenders cash, based on the fair market value of any shares required to be issued upon exercise of the July 2024 Warrants (as calculated in the Warrant Agreement), in excess of the Share Cap. Upon the occurrence of a fundamental transaction (as described in the Warrant Agreement), the Warrant Agreement (a) provides each holder a put right and (b) provides the Issuer with a call right in respect of the July 2024 Warrants. Upon the exercise of a put right by the holder or a call right by the Issuer, the Issuer is obligated to repurchase the July 2024 Warrants for the Black Scholes Value of the July 2024 Warrants repurchased, as calculated in the Warrant Agreement. The July 2024 Warrants also include cashless exercise rights and a provision preventing a holder of the July 2024 Warrants from exercising any portion of their July 2024 Warrants if such holder (together with its Attribution Parties, as such term is defined in the Warrant Agreement) would beneficially own in excess of a specified percentage (as set forth in the Warrant Agreement) of the number of shares of Common Stock outstanding immediately after giving effect to the exercise (the “Ownership Limitation”), subject to certain rights of the holders to increase or decrease such percentage (provided that the percentage does not exceed 9.99%).

In connection with the issuance of the July 2024 Warrants to the Lenders, including the Reporting Person, the holders of the July 2024 Warrants entered into a Registration Rights Agreement with the Issuer pursuant to which the Issuer agreed to provide certain customary registration rights (including shelf registrations as well as demand and piggyback registration rights) with respect to the shares of Common Stock issuable upon exercise of the warrants.

The foregoing descriptions of the Loan and Security Agreement, the Warrant Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and are incorporated by reference herein.

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Restructuring Support Agreement

On September 24, 2024, the Reporting Person entered into a Restructuring Support Agreement (the “Restructuring Support Agreement”) with the Issuer, certain of the Issuer’s affiliates (collectively with the Issuer, the “Company Parties”) and the other parties that together with the Reporting Person hold 100% of the claims under the Loan and Security Agreement (together with the Reporting Person, the “RSA Parties”), which represents an agreement between the Company Parties and the RSA Parties regarding agreed-upon terms for a financial restructuring of the Company Parties’ capital structure (such terms, the “Restructuring”) to be implemented pursuant to a chapter 11 plan filed by the Company Parties in cases (the “Chapter 11 Cases”) under chapter 11 of title 11 (“Chapter 11”) of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). Pursuant to the Restructuring Support Agreement, the Consenting Stakeholders (as defined in the Restructuring Support Agreement) have agreed, subject to certain terms and conditions, to support the Plan (as defined below). Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Restructuring Support Agreement.

Restructuring Transactions

The Restructuring Support Agreement contemplates the Restructuring. Pursuant to the Restructuring Support Agreement, the Debtors expect to effectuate a chapter 11 plan (the “Plan”) through either (a) a standalone recapitalization of the Issuer’s balance sheet; or (b) a sale of all, substantially all, or any portion of the Debtors’ assets through one or more sales (as applicable, a “Recapitalization Transaction”).

Pursuant to the Restructuring Support Agreement, the Consenting Stakeholders have agreed, subject to certain terms and conditions, to support the Plan, among other things.

The transactions contemplated by the Restructuring Support Agreement and the term sheets attached thereto (such transactions, collectively, the “Restructuring Transactions”) will be consummated pursuant to the Recapitalization Transaction, unless the Company Parties, with the prior written consent of holders holding at least 80% of the aggregate outstanding principal amount of the Term Loan Claims (such holders, the “Required Consenting Term Loan Lenders”) determine that pursuit of the highest or otherwise best asset sale proposal (or proposals), which may include a credit bid submitted by certain debtor-in-possession financing lenders (“DIP Lenders”) and/or Term Loan Lenders (a “Credit Bid”), is in the best interests of the Company Parties and their stakeholders (the “Successful Bid”).

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If the Company Parties select a Successful Bid and such Successful Bid is approved by the Bankruptcy Court pursuant to an order, prior to the consummation of the asset sale, the Company Parties will establish and fund one or more reserves from cash on hand of the Company Parties and undrawn amounts under the DIP Facility (as defined below), in an amount determined in the Company Parties’ reasonable discretion and consented to by the Required Consenting Term Loan Lenders, sufficient to (a) fund the estimated fees, costs, and expenses necessary to fully administer and wind down the estates of the Company Parties, including the fees, costs, and expenses of the plan administrator selected by the Required Consenting Term Loan Lenders to wind down the Company Parties’ estates (the “Plan Administrator”), and (b) pay in full in cash all Claims required to be paid under the Bankruptcy Code and Plan in order for the Plan Effective Date to occur or otherwise be assumed or required to be paid under the terms of the Plan, in each case to the extent not liquidated and paid in full in cash on the Plan Effective Date (collectively, the “Wind Down Reserve”); provided, that (x) in no event shall the Wind Down Reserve constitute an increase to the DIP Facility at any time without the express consent of all of the DIP Lenders and (y) any new money term loans provided for the Wind Down Reserve shall be funded only in accordance with certain conditions, including, but not limited to, the absence of a default or event of default under the DIP Facility. Absent such an event of default, the Company Parties will be authorized to maintain the Wind Down Reserve in an amount and for such time as is necessary, each as determined by the Plan Administrator, to fully reconcile, liquidate, and pay in full in cash all applicable fees, costs, expenses, claims, and other obligations before distributing any excess distributable cash to holders of debtor-in-possession financing claims or any other claims and equity interests in accordance with the priorities and treatment described in the Restructuring Support Agreement.

The Restructuring Support Agreement also contemplates the cancellation of all existing equity interests of the Issuer, including the Common Stock and any interests arising from the Common Stock, including any options or warrants, at any time on or after the Plan Effective Date.

DIP Facility

To fund the administration of the Chapter 11 Cases and the implementation of the Restructuring Transactions, all of the DIP Lenders will provide a $280 million senior secured super-priority debtor-in-possession loan and security agreement (such agreement, the “DIP Loan Agreement”, and the financing facility thereunder, the “DIP Facility”), consisting of (a) an $80 million new money term loan facility and (b) a “roll up” loan facility, whereby $200 million of Term Loan Claims will be converted on a cashless, dollar-for-dollar basis into DIP Facility loans on the terms and conditions set forth in the DIP Loan Agreement which provides for, among other things, granting a security interest in all assets of the Company Parties as collateral, and provides for a guarantee by the Company Parties. The DIP Facility will be used by the Issuer in accordance with the budget agreed upon between the Company Parties and the Required DIP Lenders.

The Company Parties will seek approval of the DIP Facility as is consistent with the DIP Loan Agreement, and the transactions contemplated by such DIP Loan Agreement are subject to approval by the Bankruptcy Court. In addition, the DIP Lenders’ obligations to provide the DIP Facility are subject to various conditions customary for debtor-in-possession financings of this type.

CUSIP No. 92534K107	13D	Page 7 of 10 pages

Additional Terms of the Restructuring Support Agreement

In accordance with the Restructuring Support Agreement, the Consenting Stakeholders agreed, among other things, to: (a) support the Restructuring Transactions as contemplated by, and within the timeframes outlined in, the Restructuring Support Agreement and the definitive documents governing the Restructuring Transactions; (b) not take action, in respect of each Consenting Stakeholder’s Company Claims/Equity Interests, directly or indirectly, to interfere with acceptance, implementation, or consummation of the Restructuring Transactions; and (c) vote each of each Consenting Stakeholder’s Company Claims/Equity Interests owned, held, or otherwise controlled by such Consenting Stakeholder and exercise any powers or rights available to it, in each case, in favor of any matter requiring approval to the extent necessary to implement the Restructuring Transactions.

In accordance with the Restructuring Support Agreement, the Company Parties agreed, among other things, to: (a) support and take all steps reasonably necessary and desirable to consummate the Restructuring Transactions in accordance with the Restructuring Support Agreement; (b) use commercially reasonable efforts to obtain any and all required regulatory and/or third-party approvals for the Restructuring Transactions; (c) negotiate in good faith and use commercially reasonable efforts to execute and deliver certain required documents and agreements to effectuate and consummate the Restructuring Transactions as contemplated by the Restructuring Support Agreement; and (d) not, directly or indirectly, object to, delay, impede, or take any other action to interfere with acceptance, implementation, or consummation of the Restructuring Transactions.

The Restructuring Support Agreement may be terminated upon the occurrence of certain events set forth therein, including, among other things, the failure to meet specified milestones specified in the Restructuring Term Sheet and in any DIP order.

The foregoing description of the Restructuring Support Agreement and the transactions and the documents contemplated thereby does not purport to be complete and is qualified in their entirety by reference to the Restructuring Support Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

General

The Reporting Person and her representatives may from time to time continue to engage in discussions with members of management, the board of directors of the Issuer (the “Board”), the Consenting Stockholders, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Restructuring Transactions, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

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The Reporting Person intends to review her investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the status of the Restructuring Transactions, the terms of the Restructuring Support Agreement, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as she deems appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer’s operations, management, Board, governance or capitalization; acquiring additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or, subject to the limitations set forth in the Restructuring Support Agreement, disposing of some or all of the Securities beneficially owned by her, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Person’s economic exposure with respect to its investment in the Issuer and/or otherwise changing her intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

To facilitate her consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in her consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

●	Amount beneficially owned: 226,904

●	Percent of Class: 0.2%

●	Number of shares the Reporting Person has:

○	Sole power to vote or direct the vote: 226,904

○	Shared power to vote: 0

○	Sole power to dispose or direct the disposition of: 226,904

○	Shared power to dispose or direct the disposition of: 0

CUSIP No. 92534K107	13D	Page 9 of 10 pages

The Reporting Person is the record holder of currently exercisable warrants to purchase the Common Units reported herein. In addition, pursuant to Section 13(d)(3) of the Act, the Reporting Person and the other parties to the Restructuring Support Agreement may, on the basis of the facts described elsewhere in this Schedule 13D, be considered to be a “group.” The Reporting Person disclaims any membership or participation in a “group” with such other parties to the Restructuring Support Agreement or their affiliates and further disclaims beneficial ownership of any shares of Common Stock beneficially owned by such parties or their affiliates.

The above percentage is based on 93,514,346 shares of Common Stock outstanding as of August 7, 2024, as disclosed on the Issuer’s quarterly report on Form 10-Q filed on August 8, 2024.

(c)	Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Item 4 hereof, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1.	Amendment Number Seven and Limited Consent to Loan and Security Agreement, dated July 24, 2024, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto, and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on July 30, 2024).

2.	Warrant Agreement, dated July 24, 2024, by and among Vertex Energy, Inc. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed on July 30, 2024).

3.	Registration Rights Agreement, dated July 24, 2024, between Vertex Energy, Inc. and each of the Holders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on July 30, 2024).

4.	Restructuring Support Agreement, dated as of September 24, 2024, by and among the Company Parties and the Consenting Stakeholders (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on September 26, 2024).

CUSIP No. 92534K107	13D	Page 10 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2024

By:	/s/ Jennifer Straumins
Name:	Jennifer Straumins